FORM 11-K


                SECURITIES AND EXCHANGE COMMISSION


                     Washington, D.C.  20549


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1999

                                OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934


For the transition period from                to               .


Commission file number 0-15374



              Pentech International Inc. 401(k) Plan
  (Full title of the plan and address of the plan, if different from that of the issuer named below)



                     PENTECH INTERNATIONAL INC.
                         195 Carter Drive
                      Edison, New Jersey 08817
       (Name of issuer of the securities held pursuant to the
       plan and the address of its principal executive office)






              PENTECH INTERNATIONAL INC. 401(k) PLAN

              YEARS ENDED DECEMBER 31, 1999 AND 1998




                             CONTENTS

                                                             Page





Independent auditors' report                                    1

Statements of net assets available for plan benefits            2

Statement of changes in net assets available for
 benefits                                                       3

Statement of changes in net assets available for
 benefits                                                       4

Notes to financial statements                              5 - 10

Supplemental schedules:

   Line 27(a) - Schedule of assets held for investment          12

   Line 27(d) - Schedule of reportable transactions             13

Signatures                                                      14


                  Independent Auditors' Report




Board of Directors
Pentech International Inc. 401(k) Plan
Edison, New Jersey

We have audited the accompanying statements of net assets available for plan benefits of Pentech International Inc. 401(k) Plan ("Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 7, 2000                       Drucker, Math & Whitman, P.C.



                 PENTECH INTERNATIONAL INC. 401(k) PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        DECEMBER 31, 1999 AND 1998







                                               1999         1998
ASSETS

Investments, at fair market value:

 Shares of registered investment companies:

  MSDW Liquid Asset Fund                    $ 49,492     $ 39,145

  MSDW U.S. Government Money Market Fund       9,291          461

  MSDW U.S. Government Securities Trust       45,085       37,672

  MSDW Dividend Growth Securities Fund       398,602      412,168

  MSDW Global Dividend Growth Fund           179,466      117,108

  Pentech International Inc. Common Stock    119,460      115,559

  Participant loans                            8,887       18,414

                                             810,283      740,527

Cash overdraft                                (2,074)           -

Receivables:
  Employer's contribution                      2,757            -
  Participants' contributions                 14,119            -

                                              16,876            -
Net assets available for plan
   benefits                                 $825,085     $740,527







                   See notes to financial statements.


              PENTECH INTERNATIONAL INC. 401(K) PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                       1999         1998

ADDITIONS

Additions to net assets attributed to:

  Investment income:
    Net appreciation (depreciation) in
     fair market value                               ($115,875)   ($190,407)
    Interest and dividends                              43,532       31,491
    Realized gains                                      52,335           20
                                                       (20,008)    (158,896)
  Contributions:
     Participants'                                     196,518      133,736
     Employer's                                         44,372       33,288
     Participant rollover contributions                      -        2,205
                                                       240,890      169,229

             Total additions                           220,882       10,333

DEDUCTIONS

Deductions from net assets attributed to:

 Benefits paid to participants                         136,324      175,558

  Total deductions                                     136,324      175,558

  Net increase (decrease)                               84,558     (165,225)

  Net assets available for benefits,
    beginning of year                                  740,527      905,752

Net assets available for benefits,
    end of year                                       $825,085     $740,527




                See notes to financial statements.


              PENTECH INTERNATIONAL INC. 401(k) PLAN
                  NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998


1. Description of the Plan:

The following brief description of the Pentech International Inc.
401(k) Plan ("Plan") is provided for general information purposes only. More complete information concerning the Plan and its provisions can be found in the Plan documents.

General:

The Plan, as amended and restated, began on April 1, 1993 and is a defined contribution plan covering all eligible employees of Pentech International Inc. ("Company"). Employees are eligible to participate when they have completed six months of service and have reached age twenty and one-half. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended and restated on April 1, 1995 to exclude collective bargaining employees. The Plan was amended and restated on April 1, 1996 to include an employer matching provision. The amount of the employer match is a percentage of the participants' contributions (up to a maximum of 6% of compensation), and is such percentage as is determined by the employer. For the years ended December 31, 1999, the employer matching was 33% of the participants' contributions, limited to the 6% maximum.

Administration of Plan assets:

The assets of the Plan are administered under a trust agreement between the Plan and Morgan Stanley Dean Witter ("MSDW"), a trustee designated by the Company.

Administrative expenses of the Plan are paid by the Company.
Investment expenses, i.e. commissions, are charged to participants' accounts at the time of withdrawal. No investment expenses were incurred during the periods presented.

Contributions:

Employee contributions are made in the form of a salary reduction by withholding an elected percentage from the employee's salary each pay period. Participants may elect to contribute up to 20% of their gross annual compensation subject to deferral and non-discrimination limitations under the Internal Revenue Code.




             PENTECH INTERNATIONAL, INC. 401(k) PLAN
                  NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998


1. Description of the Plan: (continued)

Contributions: (continued)

The Company makes a matching contribution, as described above, or may make a profit sharing contribution, or both, as determined by the Company. Such Company contributions are subject to the provisions and limitations prescribed by the Plan. Company matching contributions are invested in Company stock, while Company profit sharing contributions, if any, are invested in the same funds in which the participants chose to invest their contributions.

Participants' accounts:

Each participant's account is credited with the participant's and the Company's contributions, if any, and forfeitures of terminated participants' nonvested amounts are used to reduce Company contributions. Income and profits attributable to the assets of the Plan are allocated among the participants' accounts in relation to their account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company matching and profit sharing contributions, if any, plus earnings thereon is based on years of service as follows: Less than 2 years, none; 2 years but less than 3, 20%; 3 years but less than 4, 40%; 4 years but less than 5, 60%; 5 years but less than 6, 80%; 6 years or greater, 100%.

Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of six investment options:

MSDW Liquid Asset Fund - Funds are invested in a money market account which earns a market interest rate.

MSDW U.S. Government Money Market Trust - Funds are invested in
U.S. Government obligations which earns a market interest rate.


             PENTECH INTERNATIONAL, INC. 401(k) PLAN
                  NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998


1. Description of the Plan: (continued)

Investment options: (continued)

MSDW Dividend Growth Securities Fund - Funds are invested in shares of a registered investment company that invests mainly in common stocks.

MSDW Global Dividend Growth Fund - Funds are invested in shares of a registered investment company that invests mainly in U.S. and foreign common stocks.

MSDW U.S. Government Securities Fund - Funds are invested in a registered investment company that invests mainly in U.S.
Government Securities.

Pentech International Inc. Stock - Funds are invested in common stock of Pentech International Inc.

Participants may change their investment options at any time by contacting MSDW directly.

Payment of benefits:

The distribution of Plan benefits, as defined, is permitted upon the earlier of retirement, death, disability, separation of service with the Company or attainment of age 59 1/2. Withdrawal will also be available in certain hardship situations, as defined in the Plan document. Distribution of account balances may be made in either a lump-sum amount, or in installments over a fixed reasonable period not to exceed the life expectancy of the participant. Distributions must commence at age 70 1/2 even if the participant does not retire.

Loans receivable from Plan participants:

A participant of the Plan who needs temporary financial assistance may request a loan from the Plan. A minimum of $1,000 may be borrowed in $250 increments, subject to statutory restrictions (may not exceed the lesser of $50,000 or 50% of the vested account balance). The participant may have only one loan outstanding at any time. Loans bear interest at market rates. Loan repayments are made by payroll deduction; the participant may prepay principal and interest at any time, and any outstanding balance is immediately due and payable upon the participant's termination.

             PENTECH INTERNATIONAL, INC. 401(k) PLAN
                  NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998


1. Description of the Plan: (continued)

Plan termination:

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, the time and manner of distribution of vested benefits shall be subject to the discretion of the Plan administrator. If the Plan is terminated by the Company, all employer contributions plus earnings become fully vested.


2.  Summary of significant accounting policies:

Basis of accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on trade dates. Dividend income is accrued on the ex-dividend date. Unrealized gains and losses from security transactions are reported on the specific cost method.

Investment valuation:

Investments are valued at fair market value based upon market quotations.

Benefit payments:

Benefits are recorded when paid.

Contributions refundable:

Contributions to the Plan made by certain participants are deemed to be excess contributions as a result of the Plan's failure to satisfy the Actual Deferral Percentage test. Such refundable contributions are recorded as a reduction of contributions received and a Plan liability if the refunds are issued within two and one-half months of the Plan's year end. Excess contributions not refunded within this time limit are recorded when the refunds are issued. Excess contributions for the Plan year ended December 31, 1999 were $350. These contributions were refunded in March, 2000 and are included as a reduction of contributions received for the plan year ended December 31, 1999.

             PENTECH INTERNATIONAL, INC. 401(k) PLAN
                  NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998


2.  Summary of significant accounting policies: (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


3. Investments:

The fair value of individual investments which represent 5% or more of the Plan's net assets available for benefits are as follows:

                                           Shares     Fair value

December 31, 1999:

  MSDW Dividend Growth Securities            6,903     $398,602
  MSDW Liquid Assets Fund                   49,492       49,492
  MSDW U.S. Government Securities Trust      5,249       45,085
  MSDW Global Dividend Growth               13,596      179,466
  Pentech International Inc. Stock         173,634      119,460



                                         Shares         Fair value

December 31, 1998:

  MSDW Liquid Asset Fund                    39,145     $ 39,145
  MSDW Dividend Growth Securities            6,717      412,168
  MSDW U.S. Government Securities Trust      4,095       37,672
  MSDW Global Dividend Growth                8,872      117,108
  Pentech International Inc. Stock         127,549      115,559






             PENTECH INTERNATIONAL, INC. 401(k) PLAN
                  NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998


4. Non-participant directed investments:

  Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:


                                                1999                  1998

Net assets:
  Pentech International Inc. Stock             $50,173               $30,952

Changes in net assets:
   Contributions                               $44,372               $33,288
  Realized gain (loss)                         (12,422)               (8,364)
  Unrealized appreciation (depreciation)       (12,729)              (54,485)

                                               $19,221              ($29,561)


5. Tax status:

  The Company has received a determination letter dated April 1998 from the Internal Revenue Service that the Plan is qualified under Sections 401(a) and 401(k) and that the related trust is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code.


6. Party-in-interest transactions:

  All expenses incurred in the operation and administration of the Plan are borne by the Company.

  Certain Plan investments are shares of mutual funds managed by MSDW. MSDW is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

  For the year ended December 31, 1999, the Plan purchased 62,316 and sold 16,231 shares of Company stock in the public market;
  173,634 shares were held as investments at December 31, 1999.





             PENTECH INTERNATIONAL, INC. 401(k) PLAN
                  NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998


7. Subsequent event:

  On May 23, 2000, Pentech announced plans to be acquired by JAKKS Pacific, Inc. The agreement of merger calls for a purchase price of $1.40 in cash for each Pentech share. The acquisition is anticipated to be completed in the third calendar quarter of 2000. No determination has been made with respect to the effect this acquisition will have on the Plan.





                      SUPPLEMENTAL SCHEDULES

                 PENTECH INTERNATIONAL INC. 401(k) PLAN
           LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                       DECEMBER 31, 1999 AND 1998

                                                   Market
                          Shares       Cost        value
December 31, 1999:

MSDW Liquid Asset Fund    49,492      $49,492    $ 49,492

MSDW U.S. Government
 Money Market Fund         9,291        9,291       9,291

MSDW Dividend Growth
 Securities                6,309      360,581     398,602

MSDW U.S. Government
 Securities Trust          5,249       47,410      45,085

MSDW Global Dividend
 Growth                   13,596       182,526    179,466

Pentech International Inc.
  Stock                  173,634       351,179    119,460

Participant loans, bearing
 interest of 9 1/4% - 9 1/2%   -            -       8,887

                                   $1,000,479    $810,283

December 31, 1998:

MSDW Liquid Asset Fund      39,145    $39,145     $39,145

MSDW U.S. Government
 Money Market Fund             461        461         461

MSDW Dividend Growth
 Securities                  6,717    288,786     412,168

MSDW U.S. Government
 Securities Trust            4,095     37,220      37,672

MSDW Global Dividend Growth  8,872    116,572     117,108

Pentech International Inc.
 Stock                     127,549    323,137     115,559

Participant loans, bearing
 interest of 9 1/4% - 9 1/2%     -         -       18,414

                                      $805,321   $740,527


             PENTECH INTERNATIONAL INC. 401(k) PLAN
         LINE 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
              YEARS ENDED DECEMBER 31, 1999 AND 1998






Year ended December 31, 1999:


  Nature                                                     Amount


  Sold MSDW Dividend Growth Securities Fund                 $212,538

  Sold MSDW Dividend Growth Securities Fund                   61,219

  Sold MSDW U.S. Government Money Market Trust                75,661

  Purchased MSDW Dividend Growth Securities Fund             212,376

  Purchased MSDW Global Dividend Growth Fund                 123,069

  Purchased MSDW U.S. Government Money Market Trust           84,491

  Purchased Pentech International Inc. Stock                  63,414




  Year ended December 31, 1998:

  Nature                                                     Amount


  Sold MSDW Dividend Growth Securities Fund                 $82,348

  Purchased MSDW Global Dividend Growth Fund                 58,303

  Purchased Pentech International Inc. Stock                 59,059









                            SIGNATURES



  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  June 28, 2000
                              PENTECH INTERNATIONAL INC.
                                      401(k) PLAN




                              s/David Melnick
                              David Melnick, Plan Administrator




                              s/Libby Melnick
                              Libby Melnick, Plan Administrator




                              s/William Visone
                              William Visone, Plan Administrator